Exhibit 99.2
PO Box 84013
Columbus, GA 34908-4013

GreenPoint - Mortgage
Servicing Division
Management Assertion

March 17, 2005

As of and for the year ended December 31, 2004, GreenPoint Mortgage Funding, Inc.
(the "Company") has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single
Attestation Program for Mortgage Bankers, except for the following:
In certain circumstances, the mortgage interest rate changes on certain
Home Equity Lines of Credit were not adjusted at the appropriate date in accordance with the mortgagor's loan documents. This resulted in the mortgagor being overcharged for the period from the interest rate change until the correct effective date, which was the first day of the following month. This error was identified by Management and the systemic issue that caused the incorrect calculation of interest was resolved prior to the issuance of this letter.

As of and for the year ended December 31, 2004, the Company had in effect a fidelity bond in the amount of $25,000,000 for a single loss limit and an aggregate limit of liability of $50,000,000 and an errors and omissions policy in the amount of $25,000,000 for a single loss limit and no aggregate limit of liability.

Very truly yours,

GreenPoint Mortgage Funding, Inc., as Servicer

/s/ S.A. Ibrahim
S.A. Ibrahim
Chief Executive Officer

/s/ David J. Petrini
Dave Petrini
Chief Financial Officer

/s/ Mike De Francesco
Mike De Francesco
Senior Vice President-Loan Administration